

RESPACE

Live Large | Pay Small - -Affordable Luxury Housing through Co-Homeownership

Highlights

(1) Millennials are the largest US adult population yet own just 17% of the residential real estate.

(2) 84% would consider co-buying if provided the right help.

(3) In 450 cities in the US, the median price of a single-family homes is more than $1M.

(4) A Seattle test market of two available units drew more than 100 interested buyers and brokers.

(5) Unsolicited, Seattle's NBC local news ran the test as their lead story for a full 24-hour cycle.





(6) reSpace founders have over 40 years experience in residential home development and management...

(7) ... and three successful exits to AOL, Qualcomm and Nuance Comm in the tech sector.

(8) Advisors include Keith Bruce (WA Real Estate Commissioner), Dave Berkus, and Richard Sudek.

Team



Katrina Romatowski Founder & CEO

Katrina has more than 25+ years subdividing, developing, building and brokering both commercial and residential real estate. She has managed substantial real estate holdings for her clients' and her own portfolio.



Bob OBrien COO & CIO

Bob OBrien is a seasoned Business Strategy and Product Management Executive with decades of experience leading global technology and retail organizations, including Nordstrom, Microsoft, and Amazon Web Services (AWS). Known for driving innovatio

in



Richard Romatowski Business Development & Finance

Rick is a Wharton MBA and former tech entrepreneur with 12+ years in real estate development and three successful tech exits to AOL, Qualcomm and Nuance Communications.



Keith Bruce Board of Advisors

Washington Real Estate Commissioner appointed by Gov. Jay Inslee. Board Member, Northwest MLS & Co-Founder of Sound Point Real Estate. Co-Vice President of NW Independent Broker's Association. He is dedicated to upholding and promoting public interests.



Dave Berkus Board of Advisors

Dave Berkus has a well-established track record in operations, venture investing and corporate board service, both public and private. As an entrepreneur, he has formed, managed and sold successful businesses in the entertainment and software arenas.



Todd Britsch Board of Advisors

Todd has excelled in custom reporting and consulting for the construction industry for close to two decades. Managing market data, aiding risk management, and assessing new markets. He's a key valued forecaster for the new construction industry.



Ivan Williams Board of Advisors

Former senior leader with ARCO and BP, transitioned to entertainment by helping launch Altar Identity Studios. Renowned for executive producing films. He's also ventured into Broadway and created a hit web series.



Richard Sudek Board of Advisors

Active angel investor since 2000. He served on the Angel Capital Association board, is Chair Emeritus of Tech Coast Angels which has invested $300+ million in over 500 startup companies. These companies have attracted over $2 billion in later investment.



Deanne McDonnell Acquisitions and Investor Relations

Seasoned Land Acquisition Specialist with 15+ years' expertise, excels in procuring prime development properties for Seattle's elite builders. Her vision and negotiations have been instrumental in shaping the city's prestigious real estate landscape.



Amanda Conley Accounting & Finance

Amanda has an MBA, MS in Professional Accountancy, and over 15+ years experience in bookkeeping and tax preparation.



Fawn Morgan Marketing

Offering 20+ years experience in marketing strategy and tactical execution for real estate and start up companies nationwide.

Affordable Luxury Housing Through Co-Homeownership



LIVE LARGE, PAY SMALL

re|Space

We design beautiful private suites in residential homes and fractionalize the ownership. Now everyone in the home has the benefits of home ownership and their own individual mortgage.

Live in the areas everyone wants to live in, but no one can afford.

Superior living spaces that look and feel like multi-generational living, but are designed with an individual and couple in mind.

CO-BUYING INCREASED

BY 771% BETWEEN 2014 AND 2021.

WALL STREET JOURNAL

Keeping homeownership hopes alive and accessible for Millennials and beyond...

A shrinking supply of available homes coupled with skyrocketing home prices have dashed the dreams of millennials.

The largest living population group only owns 17% of the Real Estate

72.1 Million Millennials


Millennials 17%
Silent Generation 12%
Gen X 28%
Baby Boomers 43%

According to [Pew Research](), in 2017, nearly 79 million adults (31.9% of the adult population) lived in a shared household – that is, a household with at least one "extra adult" who is not the household head, the spouse or unmarried partner

of the head, or an 18- to 24-year-old student.

People are already co-living, with reSpace now doors are opened for them to become CO-HOMEOWNERS.

84% OF MILLENNIALS WOULD CONSIDER CO-BUYING IF PROVIDED THE RIGHT HELP

PAIRADIME

"If we are really looking at, How do we make **housing more affordable**? Then we are going to have to get **creative**."

KATRINA ROMATOWSKI

re|Space

Creating more housing density and making better use of existing homes...that's where reSpace comes in.

We go into into the markets where the average price point is a million plus and look at how we can increase the density and re|space properties into luxurious suites which can be privately owned.

Harnessing PropTech and FinTech

Creating hyper-affordable homeownership options


re|Space
OWNED & IN PROGRESS
6TH AVE NW
re|Space into 8 suites
Average price per suite is $200,000
re|Space this home
+ Second Story
+ ADU
+ DADU
+ TOTAL 8 Spaces

Own your own space for the same or less than rent of a studio apartment.

Enjoy the benefits of being a homeowner while re|Space takes care of the rest.


Monthly Cost INCLUDES:
• Mortgage
• Taxes
• Insurance
• Repairs and Maintenance
• Professional Landscaping
• Professional Cleaning of the Common Areas

Gain equity and get on the ownership elevator with re|Space's fractional homeownership model introducing fractional homeownership and offering innovative financing options for a new generation of home buyers.

A **DISRUPTIVE** APPROACH TO HOMEOWNERSHIP

Top Story on Seattle's NBC News Affiliate King5

A test market conducted on a two-suite home in Seattle attracted over 100 interested buyers and brokers. The story was picked up (unsolicited) after the test by the local NBC news affiliate and ran as their top story for a full 24-hour news cycle.


Would You Buy This home for 25% ownership in Seattle Washi
Adriano Tori
K5
NEWS



HOUSING FOR THE NEXT GENERATION

Addressing changing market behavior: **Adapting to the evolving market**

Innovative marketing strategies: **Captivating audiences with our story**

Experienced team and advisors: **A winning team of industry leaders**

Risk Mitigation Strategies: **Proactively managing risks for success**

CONCIERGE SERVICE SPECIALIZED FOR FRACTIONAL HOMEOWNERS

Whether it's calling in a repair, an introduction to your new community or learning the local scoop on your new neighborhood our **24/7 re|Space Concierge Team is here to assist.**

Inclusive of repairs, handyman, maintenance and cleaning of common spaces.

If there's an issue our Concierge Team is sure to have had experience in it, with the proper tools in place to mitigate issues before they escalate.

In the event of irreconcilable differences with owners, there is the option to convert ownership and equity to another re|Space property.



re|Space
profits at every stage of the deal.

SOURCES OF INCOME



RENTAL INCOME while we are in the design phase and awaiting permits.

DEVELOPMENT FEES from improvements to the re|Space properties.

MEMBERSHIP FEE collected from re|Space fractional owners.



MORTGAGE INTEREST from fractional owners' mortgages.

MANAGEMENT INCOME for professional maintenance and management of re|Space properties.



re|Space

Currently Raising
$1.235M

Convertible Note
at 6% Interest

15% Conversion Discount

$10M Valuation Cap

Propelling forward and capturing attention while fostering growth in the evolving housing market.

$1.235M funding will allow re|Space to complete the following:

Complete 3 Properties in Progress

Brand Identity | Marketing | Website

Get Advertising Launched

All Legal Instruments Finalized

12 Months of Runway

ALLOCATION OF FUNDS



12%
Sales and
Marketing

4%
Legal

64%
Property
Acquisition,
Design &
Construction

24%
General and
Administrative

**Allocation of
$1,235,000 raise**

re|Space

re|Space Team






Katrina Romatowski
Founder and CEO

Rick Romatowski
Business Development & Finance

Keith Bruce
Board of Advisors

Dave Berkus
Board of Advisors






Ivan Williams
Board of Advisors

Richard Sudek
Board of Advisors

Todd Britsch
Board of Advisors

Deanne McDonnell
Acquisitions and Investor Relations

*r*eSpace creates hyper-affordable luxury homeownership in the neighborhoods everyone wants to live, but few believe they can afford. We do this through a patent pending structure of ownership and finance which creates affordability and accessibility.

Industry Leaders Share Insights on reSpace, Revolutionizing Real Estate Through Co-Homeownership.

"AFFORDABLE HOUSING, SOCIAL ENVIRONMENT, FRACTIONAL OWNERSHIP – ALL IN ONE. WHAT'S NOT TO LIKE? ... ADD EXPERIENCED MANAGEMENT AND DEMONSTRATED DEMAND AND I WAS HOOKED."

David Berkus

" ... RE|SPACE'S MISSION TO INCREASE ACCESSIBILITY TO HOME OWNERSHIP THROUGH ALTERNATIVE MODELS IS CRUCIAL. THE COMPANY'S FOCUS ON CREATING EQUITABLE AND INCLUSIVE HOUSING IS PARTICULARLY COMPELLING IN A MARKET WITH LIMITED INVENTORY.

Keith Bruce

" THERE ARE FEW SOLUTIONS FOR MILLENNIALS TO AFFORD LUXURY HOUSING AND BUILD EQUITY. RE|SPACE TURNS RENTERS INTO HOMEOWNERS IN GREAT NEIGHBORHOODS. A NEW PATH FOR OWNERSHIP THAT MAKES SENSE IN THE CURRENT AND FUTURE HOUSING MARKETS."

Richard Sudek



INVEST IN HOMEOWNERSHIP
FOR THE NEXT GENERATION

Join us in making homeownership affordable and accessible.

Invest with re|Space.

Thank you for investing.

We welcome you to the reSpace family!